                                                                  Exhibit (a)(1)

                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock

                                       of

                          Lifschultz Industries, Inc.

                                       by

                          Saltwater Acquisition Corp.
                      an indirect, wholly-owned subsidiary

                                       of

                              Danaher Corporation

                                       at

                              $22.80 Net Per Share

       The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, June 19, 2001, unless the offer is extended.

   A summary of the principal terms of the offer appears on pages (ii) through
(iv). You should read this entire document carefully before deciding whether to tender your shares.

May 22, 2001

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 Summary of the Offer......................................................  ii

 Introduction..............................................................   1

  1. Terms of the Offer...................................................    2

  2. Acceptance for Payment and Payment...................................    4

  3. Procedures for Accepting the Offer and Tendering Shares..............    5

  4. Withdrawal Rights....................................................    8

  5. Material U.S. Federal Income Tax Consequences........................    9

  6. Price Range of the Shares; Dividends.................................    9

  7. Possible Effects of the Offer on the Market for the Shares; Nasdaq
      SmallCap Market Quotation; Securities Exchange Act Registration;
      Margin Regulations..................................................   10

  8. Information Concerning Lifschultz....................................   11

  9. Information Concerning Danaher and the Purchaser.....................   12

 10. Background of the Offer; Contacts with Lifschultz....................   13

 11. Purpose of the Offer; the Merger Agreement; the Stockholders'
      Agreement; Consulting, Employment and Other Agreements; Statutory
      Requirements; Appraisal Rights; Plans for Lifschultz; "Going
      Private" Transactions...............................................   15

 12. Source and Amount of Funds...........................................   27

 13. Dividends and Distributions..........................................   27

 14. Conditions of the Offer..............................................   28

 15. Legal Matters; Required Regulatory Approvals.........................   30

 16. Fees and Expenses....................................................   31

 17. Miscellaneous........................................................   32

 Schedule I--Directors and Executive Officers of Danaher and the Purchaser

                              SUMMARY OF THE OFFER

Principal terms

 .  Danaher Corporation ("Danaher"), through its wholly-owned subsidiary
   Saltwater Acquisition Corp. (the "Purchaser"), is offering to buy all outstanding shares of Lifschultz Industries, Inc. ("Lifschultz") common stock for $22.80 per share, net to you in cash, upon the terms and subject to the conditions contained in this offer to purchase and in the related letter of transmittal. Tendering stockholders will not have to pay brokerage fees or commissions. Stockholders who hold their shares through a broker or bank should consult that institution as to whether it charges any service fees or commissions.

 .  The offer is the first step in our plan to acquire all of the outstanding
   Lifschultz shares, as provided in our merger agreement with Lifschultz. If the offer is successful, we will acquire any remaining shares of Lifschultz common stock for $22.80 per share in cash in a later merger. If we acquire at least 90% of the outstanding shares, we intend to cause the merger to become effective without a meeting of the stockholders of Lifschultz in accordance with Section 253 of the General Corporation Law of the State of Delaware. The stockholders of Lifschultz will have appraisal rights in the merger.

 . Danaher has entered into a stockholders' agreement with David K. Lifschultz, Sidney B. Lifschultz, Lawrence Lifschultz, David A. Berman, the Sidney B. Lifschultz 1992 Family Trust, Michael Hirst and J. Randall Owen (each, a "Principal Stockholder"), whereby each Principal Stockholder has agreed to
   (1) tender or cause to be tendered in the offer all shares owned of record or beneficially by such Principal Stockholder, and (2) vote or cause to be voted all shares owned of record or beneficially by such Principal Stockholder in favor of the merger agreement and the merger and against any alternative acquisition proposal. Together, the Principal Stockholders, as of May 15, 2001, owned or had voting and investment control over 478,189 shares, or approximately 42% of the outstanding shares.

 .  The initial offering period of the offer will expire at 12:00 midnight, New
   York City time, on Tuesday, June 19, 2001, unless we extend the offer.

 . If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the offer.

Lifschultz board recommendation

   The board of directors of Lifschultz unanimously:

  . determined that the merger agreement and each of the transactions contemplated thereby, including each of the offer and the merger, are advisable, fair to and in the best interests of Lifschultz and its stockholders,

  . approved the offer and the merger and adopted the merger agreement in accordance with the General Corporation Law of the State of Delaware, and

  . recommends that the stockholders of Lifschultz accept the offer and tender their shares pursuant to the offer.

Conditions

   We are not required to complete the offer unless at least a majority of the shares of common stock of Lifschultz outstanding on a fully diluted basis on the date of purchase are validly tendered and not withdrawn prior to the expiration of the offer. As used in this Offer to Purchase, "fully diluted basis" means the number of shares then outstanding, plus all shares issuable upon the conversion of any then outstanding convertible securities or upon the exercise of any then outstanding options, warrants or rights. Other conditions to the offer are described at pages 24 through 26. The offer is not conditioned on Danaher obtaining financing.

Procedures for tendering

   If you wish to accept the offer, this is what you must do:

  . If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 5 through 8 of this document.

  . If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, D.F. King & Co., Inc., toll-free at 800- 207-2872 for assistance. See pages 6 and 7 for further details.

  . If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions that your Lifschultz shares be tendered.

Withdrawal rights

 . If, after tendering your shares in the offer, you decide that you do not want to accept the offer, you can withdraw your shares by so instructing the depositary in writing before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Lifschultz shares. See pages 8 and 9 for further details.

Subsequent offering period

 . We may give stockholders who do not tender in the offer another opportunity to tender at the same price in a subsequent offering period. Although we do not currently intend to include a subsequent offering period, we reserve the right to do so.

 . Any subsequent offering period will begin on the day we announce that we have purchased shares in the offer and last for at least three business days. We may extend the subsequent offering period, but it will not last more than 20 business days in total.

 .  There would be no withdrawal rights in any subsequent offering period.

Recent Lifschultz trading prices; subsequent trading

 .  The closing price for shares of Lifschultz common stock was:

  $19.00 per share on May 15, 2001, the last trading day before we announced the merger agreement with Lifschultz, and

  $22.63 per share on May 18, 2001, the last trading day before the printing of these materials.

Before deciding whether to tender, you should obtain a current market quotation for the shares.

 . If the offer is successful, we expect the shares of Lifschultz common stock to continue to be traded on the Nasdaq SmallCap Market until the time of the merger, although we expect trading volume to be below its pre-offer level. Following the merger, the shares will no longer trade on the Nasdaq SmallCap Market.

Further information

 .  If you have questions about the offer, you can call our Information Agent:

                             D.F. King & Co., Inc.
                 Banks and Brokers Call Collect: (212) 269-5550
                   All others call Toll Free: (800) 207-2872

To:All Holders of Shares of
Common Stock of Lifschultz Industries, Inc.

                                  INTRODUCTION

   The Purchaser, an indirect, wholly-owned subsidiary of Danaher, is offering to purchase all outstanding shares of common stock (the "Shares") of Lifschultz at a purchase price of $22.80 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The "Offer" includes any subsequent offering period, as described in Section 1.

   You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. Stockholders who hold their Shares through bankers or brokers should check with such institutions as to whether or not they charge any service fee. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup U.S. federal income tax withholding of 31% of the gross proceeds payable to you. See Section 3. We will pay all charges and expenses of SunTrust Bank, as Depositary (the "Depositary"), and D.F. King & Co., Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

   The board of directors of Lifschultz has unanimously determined that the Merger Agreement (as defined herein) and each of the transactions contemplated thereby, including each of the Offer and the Merger (as defined herein), are advisable, fair to and in the best interests of Lifschultz and its stockholders, approved the Offer and the Merger and adopted the Merger Agreement in accordance with the General Corporation Law of the State of Delaware, and recommends that the stockholders of Lifschultz accept the Offer and tender their Shares pursuant to the Offer.

   We are not required to purchase any Shares unless at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase are validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). We reserve the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and to the prior written consent of Lifschultz), which we presently have no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of Shares. The Offer is also subject to certain other terms and conditions. See Sections 1, 14, and 15.

   We are making the Offer under the Agreement and Plan of Merger, dated as of May 15, 2001, by and among Lifschultz, Danaher and the Purchaser (the "Merger Agreement"). Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Lifschultz will merge with the Purchaser (the "Merger"), with Lifschultz continuing as the surviving corporation. In the Merger, each outstanding Share (other than (a) any Shares held by Danaher, the Purchaser, any wholly-owned subsidiary of Danaher or the Purchaser, in the treasury of Lifschultz or by any wholly-owned subsidiary of Lifschultz, which Shares, by virtue of the Merger and without any action on the part of the holder of those Shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto and (b) Shares held by a holder who has not voted in favor of the Merger and who has demanded appraisal for those Shares in accordance with the General Corporation Law of the State of Delaware (the "GCL")) will be converted into the right to receive $22.80, net in cash, or any higher price that may be paid in the Offer, without interest (the "Merger Consideration"). Section 11 contains a more detailed description of the Merger Agreement. Section 5 describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

   Houlihan Valuation Advisors, Lifschultz's financial advisor ("Houlihan"), has delivered to the board of directors of Lifschultz a written opinion that, as of the date of the Merger Agreement and based on and subject to the assumptions and limitations described in the opinion, the per Share consideration to be paid in the Offer and the Merger is fair to the disinterested stockholders of Lifschultz from a financial point of view. A copy of the opinion of Houlihan is included with Lifschultz's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed with this document, and stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Houlihan.

   Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger will be approved by Lifschultz's stockholders. See Section 11.

   Lifschultz has advised us that, to its knowledge, all of its executive officers and directors intend to tender all Shares that they own of record or beneficially in the Offer (other than Shares that they have the right to purchase by exercising stock options and Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended). Danaher has also entered into a stockholders' agreement (the "Stockholders' Agreement") with David K. Lifschultz, Sidney B. Lifschultz, Lawrence Lifschultz, David A. Berman, the Sidney B. Lifschultz 1992 Family Trust, Michael Hirst and J. Randall Owen, whereby each such Principal Stockholder has agreed to (1) tender or cause to be tendered in the Offer all Shares owned of record or beneficially by such Principal Stockholder, and (2) vote or cause to be voted all Shares owned of record or beneficially by such Principal Stockholder in favor of the Merger Agreement and the Merger and against any alternative acquisition proposal. Together, the Principal Stockholders, as of May 15, 2001, owned or had voting and investment control over 478,189 Shares, or approximately 42% of the outstanding Shares.

   Lifschultz has informed us that, as of May 15, 2001, there were 1,128,476 Shares issued and outstanding, no shares of preferred stock outstanding and 160,884 Shares reserved for issuance upon the exercise of outstanding stock options.

   The Offer is conditioned upon the fulfillment of the conditions described in
Section 14. The initial offering period of the Offer will expire at 12:00 midnight, New York City time, on Tuesday, June 19, 2001, unless we extend it.

   This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

1. Terms of the Offer.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 on or prior to the Expiration Date. "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, June 19, 2001, unless we, in our sole discretion, extend the period of time for which the initial offering period of the Offer is open, in which case "Expiration Date" will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.

   Subject to the terms of the Merger Agreement (see Section 11 of this Offer to Purchase) and the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the Offer by giving oral or written notice of such extension to the Depositary and by making a public announcement as described below. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See Section
4. Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to (a) delay purchase of or, regardless of whether we previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals specified in Section 15; (b) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any Event specified (and defined) in Section 14; and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and by making a public announcement as described below. We acknowledge (a) that Rule 14e-1(c) under the Securities Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) that we may not delay purchase of, or payment for (except as provided in clause (a) of the preceding sentence), any Shares upon the occurrence of any Event specified in Section 14 without extending the period of time during which the Offer is open. The rights we reserve in this paragraph are in addition to our rights pursuant to Section 14.

   Subject to the terms of the Merger Agreement, we have the right, in our sole discretion, to modify and make changes to the terms and conditions of the Offer, except that we have agreed that we will not, without the prior written consent of Lifschultz:

  .  decrease the price per share to be paid pursuant to the Offer;

  .  change the form of consideration payable in the Offer;

  .  decrease the number of Shares sought to be purchased in the Offer;

  .  impose additional conditions to the Offer;

  .  waive the Minimum Condition; or

  . amend any other term of the Offer in any manner adverse to the holders of Shares.

   However, the Merger Agreement also provides that, without the consent of Lifschultz, we may (1) extend the Offer from time to time, if at the Expiration Date any of the conditions to the Offer are not satisfied or have not been waived by the Purchaser, (2) extend the Offer from time to time for up to a maximum of ten additional business days in the aggregate for all such extensions, if as of the Effective Time all of the conditions to the Offer are satisfied but less than 90% of the outstanding Shares have been validly tendered and not withdrawn in the Offer; and (3) provide a subsequent offering period after the Expiration Date, in accordance with and subject to the requirements of Rule 14d-11 under the Exchange Act. We have agreed that, upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, all Shares validly tendered and not withdrawn prior to the expiration of the Offer as promptly as practicable after expiration of the Offer.

   Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) promulgated under the Securities Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

   If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Securities Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten-business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of that period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

   The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition.

   Consummation of the Offer is also conditioned upon expiration or termination of the other conditions set forth in Section 14. We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions, except for the Minimum Condition. If, by the Expiration Date, any or all of those conditions have not been satisfied, we may, in the exercise of our good faith judgment, elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement; (b) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered; or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. In the event that we waive any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.

   Lifschultz has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

   Subsequent Offering Period. We reserve the right (but are not obligated) in accordance with the Merger Agreement and applicable rules and regulations of the SEC, to provide a subsequent offering period of three business days to 20 business days after the expiration of the initial offering period of the Offer and our purchase of Shares tendered in the Offer. A subsequent offering period would give stockholders who do not tender in the initial offering period of the Offer another opportunity to tender their Shares and receive the same offer price. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. If we elect to provide a subsequent offering period, we will disseminate additional tender offer materials. The SEC has stated its view that the initial offering period of the Offer should remain open generally for a minimum of five business days from the date information regarding a subsequent offering period is first published, sent or given to stockholders. During a subsequent offering period, stockholders will not have withdrawal rights, and we will promptly purchase and pay for any Shares tendered at the same price paid in the Offer.

2. Acceptance for Payment and Payment.

   Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in Section
14. In addition, subject to applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15.

   For information with respect to approvals that we are required to obtain prior to the completion of the Offer, see Section 15.

   In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

   "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

   For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to validly tendering stockholders.

   Under no circumstances will we pay interest on the purchase price for Shares.

   If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

   If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

   We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our subsidiaries or affiliates the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

   Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or the expiration of the subsequent offering period, as the case may be, and either
(a) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date or the expiration of the subsequent offering period, as the case may be, or (b) you must comply with the guaranteed delivery procedures set forth below.

   The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

   Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and signed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date or the expiration of the subsequent offering period, as the case may be, or you must comply with the guaranteed delivery procedure set forth below.

   Delivery of documents to the Book-Entry Transfer Facility in accordance the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

   Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other "eligible guarantor institution" (as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended) (an "Eligible Institution") must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

   If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

   If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

   Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the

Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

     (a) your tender is made by or through an Eligible Institution;

     (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

     (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

   You may deliver the Notice of Guaranteed Delivery by hand or mail or by facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Guaranteed delivery procedures are not available in the subsequent offering period.

   Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary's account at a Book-Entry Transfer Facility.

   Backup U.S. Federal Income Tax Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer or the Merger, you must, unless an exemption applies, provide the Depositary with your correct taxpayer identification number ("TIN") on a Substitute Form W-9 included in the Letter of Transmittal and certify under penalties of perjury that such TIN is correct and that you are not subject to backup withholding. If you do not provide your correct TIN or you fail to provide the certifications described above, the IRS may impose a penalty on you and the payment of cash to you pursuant to the Offer or the Merger may be subject to backup withholding of 31% of the amount of such payment. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary).

   Certain stockholders, including certain corporations and foreign individuals, are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, however, he or she must submit, if eligible, a Certificate of Foreign Status on Form W-8BEN attesting to his or her exempt status. See Instruction 9 of the Letter of Transmittal.

   Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of Lifschultz's stockholders, or any adjournment or postponement thereof, or by written consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of Lifschultz's stockholders.

   Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

   Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of Danaher, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

   Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

   Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after July 20, 2001. You may not withdraw Shares during any subsequent offering period. See Section 1.

   If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

   In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in
Section 3, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Danaher, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Consequences.

   Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, if you sell or exchange your Shares in the Offer or the Merger, you would generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset). Any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held such Shares for more than one year, or will be short term if, as of such date, you have held such Shares for one year or less. A stockholder's ability to use capital losses to offset ordinary income is limited.

   Under U.S. federal income tax backup withholding rules, unless an exemption applies, we will be required to withhold 31% of all payments to which you are entitled pursuant to the Offer or the Merger, unless you provide a tax identification number and certify under penalties of perjury that the number is correct. If you are an individual, the tax identification number is your social security number. If you are not an individual, the tax identification number is your employer identification number. A stockholder that does not furnish its taxpayer identification number, or that does not otherwise establish a basis for an exemption from backup withholding, may be subject to a penalty imposed by the IRS. You should complete and sign the Substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS.

   The foregoing U.S. federal income tax discussion may not be applicable to certain types of stockholders, including stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities, and entities that are otherwise subject to special tax treatment under the Internal Revenue Code, such as insurance companies, tax-exempt organizations, regulated investment companies and financial institutions. This discussion may also not be applicable to stockholders that are subject to special tax rules based on their own individual circumstances.

   The U.S. federal income tax discussion set forth above is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. You are urged to consult your own tax advisor with respect to the tax consequences of the Offer and the Merger, including the application and effect of state, local or foreign income or other tax laws.

6. Price Range of the Shares; Dividends.

   The Shares are quoted and traded on the Nasdaq SmallCap Market under the symbol "LIFF". The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the Nasdaq SmallCap Market.

                          LIFSCHULTZ INDUSTRIES, INC.

                                                                 High     Low
                                                                ------- -------
Fiscal Year ended July 31, 1999
First Quarter.................................................. $  6.50 $ 3.125
Second Quarter.................................................    6.88   3.125
Third Quarter..................................................    5.44   4.375
Fourth Quarter.................................................    6.25   5.625

Fiscal Year ended July 31, 2000
First Quarter.................................................. $ 9.563 $  5.75
Second Quarter.................................................   12.25    7.25
Third Quarter..................................................   13.00    9.00
Fourth Quarter.................................................   14.75    9.00

Fiscal Year ending July 31, 2001
First Quarter.................................................. $ 19.75 $ 12.50
Second Quarter.................................................  17.125  14.188
Third Quarter..................................................   19.00   14.00
Fourth Quarter (through May 15, 2001)..........................   19.40   19.00

   No cash dividends have been declared or paid on any of the Shares during the quarters indicated. In addition, under the terms of the Merger Agreement, Lifschultz is not permitted to declare or pay dividends with respect to any of the Shares prior to the Effective Time. See Section 13.

   On May 15, 2001, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the Nasdaq SmallCap Market for the Shares was $19.00 per Share. On May 18, 2001, the last full day of trading prior to the printing of this Offer to Purchase, the reported closing price on the Nasdaq SmallCap Market for the Shares was $22.63 per Share.

   Stockholders are urged to obtain current market quotations for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Nasdaq SmallCap Market Quotation; Securities Exchange Act Registration; Margin Regulations.

   Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

   Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the Nasdaq SmallCap Market for continued quotation on the Nasdaq SmallCap Market. According to the Nasdaq SmallCap Market's published guidelines, the Nasdaq SmallCap Market would consider suspending quotation of the Shares if, among other things, (a) the number of record holders of 100 or more Shares should fall below 300; (b) the number of publicly held Shares (exclusive of direct or indirect holdings of Danaher, Purchaser, any other subsidiaries or affiliates of Danaher, any officers or directors of Lifschultz or their immediate families, or any beneficial owner of more than 10% of the total outstanding Shares ("Excluded Holdings")) should fall below 500,000; or (c) the aggregate market value of such publicly held Shares (exclusive of Excluded Holdings) should fall below $1,000,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the Nasdaq SmallCap Market for continued quotation and the quotation of the Shares is discontinued, the market for the Shares could be adversely affected.

   If the Nasdaq SmallCap Market were to suspend quotation of the Shares, it is possible that the Shares would trade on another securities exchange or continue in the over-the-counter market and that price or other quotations would be reported by such exchange or through other sources. The extent of the public market for the Shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Securities Exchange Act as described below and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

   Securities Exchange Act Registration. The Shares are currently registered under the Securities Exchange Act. The purchase of Shares by the Purchaser pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act. Registration of the Shares under the Securities Exchange Act may be terminated upon application by Lifschultz to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Securities Exchange Act would substantially reduce the information that Lifschultz is required to furnish to its stockholders and the SEC and would make certain provisions of the Securities Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b) of the Securities Exchange Act and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) of the Securities Exchange Act and the related requirement of an annual report, no longer applicable to Lifschultz. If the Shares are no longer registered under the Securities Exchange Act, the requirements of Rule 13e-3 promulgated under the Securities Exchange Act with respect to "going private" transactions would no longer be applicable to Lifschultz. In addition, the ability of "affiliates" of Lifschultz and persons holding "restricted securities" of Lifschultz to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for stock exchange listing or Nasdaq SmallCap Market reporting. We believe that the purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act, and it would be our intention to cause Lifschultz to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.

   If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Securities Exchange Act and the quotation of the Shares on the Nasdaq SmallCap Market will be terminated following the completion of the Merger.

   Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer constitute "margin securities."

8. Information Concerning Lifschultz.

   Lifschultz is a Delaware corporation with its principal executive offices located at 641 West 59th Street, New York, NY 10019. Lifschultz's telephone number is 212-397-7788.

   The following description of Lifschultz and its business has been taken from Lifschultz's Form 10-KSB for the fiscal year ended July 31, 2000 and is qualified in its entirety by reference to Lifschultz's Form 10-KSB for the fiscal year ended July 31, 2000:

   Lifschultz engages, through its wholly-owned subsidiary, Hart Scientific, Inc. ("Hart"), and Hart's wholly-owned subsidiary, Calorimetry Sciences Corporation ("CSC"), in the development, manufacturing, and marketing of scientific and industrial calorimetry instrumentation and industrial temperature calibration equipment. Lifschultz is also involved in managing the activities of a nonoperating, wholly-owned subsidiary, Lifschultz Fast Freight, Inc., which has as its principal remaining asset a lease on certain real property in New York City.

   Lifschultz files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Lifschultz's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

   Although we have no knowledge that any such information is untrue, we take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Lifschultz or any of its subsidiaries or affiliates or for any failure by Lifschultz to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9. Information Concerning Danaher and the Purchaser.

   Danaher is a Delaware corporation with principal executive offices located at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006-1813. Danaher's telephone number is 202-828-0850. Danaher designs, manufactures and markets industrial and consumer products with strong brand names, proprietary technology and major market positions in two principal businesses: process/environmental controls and tools and components.

   The Purchaser's principal executive offices are located care of Danaher at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006-1813. The Purchaser is a newly formed Delaware corporation and an indirect, wholly-owned subsidiary of Danaher. The Purchaser has not conducted any business other than in connection with the Offer and the Merger.

   Danaher is subject to the information and reporting requirements of the Securities Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Danaher's business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), principal holders of Danaher's securities, any material interests of such persons in transactions with Danaher and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Danaher's stockholders and filed with the SEC. You may inspect or copy these reports, proxy statements and other information at the SEC's public reference facilities and they should also be available for inspection in the same manner as set forth with respect to Lifschultz in
Section 8.

   The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Danaher and the Purchaser are set forth in Schedule I hereto.

   Except as set forth elsewhere in this Offer to Purchase or Schedule I hereto: (a) neither we nor, to our knowledge, any of the persons listed in
Schedule I hereto or any associate or majority-owned subsidiary of ours or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Lifschultz; (b) neither we nor, to our knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Lifschultz during the past 60 days; (c) neither we nor, to our knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Lifschultz (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) since May 1, 1999, there have been no transactions which would require reporting under the rules and regulations of the SEC between us or any of our subsidiaries or, to our knowledge, any of the persons listed in Schedule I hereto, on the one hand, and Lifschultz or any of its executive officers, directors or affiliates, on the other hand; and (e) since May 1, 1999, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our knowledge, any of the persons listed in Schedule I hereto, on the one hand, and Lifschultz or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10. Background of the Offer; Contacts with Lifschultz.

   During 1998 and 1999, Fluke Corporation, an indirect, wholly-owned subsidiary of Danaher ("Fluke") and Hart conducted discussions to establish an arrangement whereby Hart would produce Hart dry well temperature calibrators for Fluke under the Fluke brand name. Fluke entered into an agreement with Hart on August 6, 1999, wherein Fluke agreed to buy certain instruments from Hart at certain fixed prices and in certain estimated quantities. Fluke paid Hart approximately $56,000 under the agreement for Lifschultz's fiscal year ended July 31, 2000 and has paid Hart approximately $145,000 from August 1, 2000 through April 30, 2001.

   In August 2000, after establishing the aforementioned arrangement, Mr. James
C. Triplett, the Chairman and Chief Executive Officer of Hart, indicated to Mr. Tom Johnson, Fluke Precision Measurement Business Manager, that David K. Lifschultz, the Chairman of the Board and largest shareholder of Lifschultz, was considering selling Lifschultz. Mr. Triplett inquired whether Fluke and Danaher were interested in exploring a potential purchase of Lifschultz. Several weeks later, Mr. Johnson indicated to Mr. Triplett that Fluke and Danaher needed to perform further research before responding to Mr. Triplett's inquiry.

   In November 2000, Mr. Johnson and Mr. Warren Wong, Fluke's engineering manager, visited Hart's facilities in Utah to learn more about its operations.

   In December 2000, Mr. Chris Eppel, Danaher Director of Business Development, Mr. James Cavoretto, Vice President, Worldwide Engineering of Fluke, and Mr. Johnson met with Mr. Triplett at Hart. Mr. Eppel indicated to Mr. Triplett Danaher's initial interest in pursuing discussions to purchase Hart or possibly all of Lifschultz. Mr. Triplett discussed with Messrs. Eppel, Cavoretto and Johnson the business outlook of Hart and the operations of Lifschultz.

   On January 26, 2001, Mr. Paul Burgon, Danaher Manager of Corporate Development, and Mr. Eppel called Mr. Triplett to indicate that Danaher would consider purchasing all the outstanding shares of Lifschultz for a gross purchase price of $28-30 million, subject to Danaher Board approval, satisfactory due diligence and negotiation of a definitive agreement between Lifschultz and Danaher. Mr. Triplett made a counter offer to Mr. Burgon of $35 million subject to the same requirements.

   On February 27, 2000, Danaher signed a confidentiality agreement with Hart.

   Mr. James Lico, President of Fluke, Mr. Eppel, Mr. Johnson, Mr. Burgon and certain other Fluke managers visited Hart at various times between February 26, 2001 and March 27, 2001 to conduct further due diligence on Lifschultz and Hart. During these visits, Danaher and Fluke representatives met with Mr. Dennis Hunter, President, Chief Financial Officer and director of Lifschultz and President and Chief Executive Officer of CSC, to discuss the business prospects of CSC as well as certain matters regarding Lifschultz's corporate structure as a whole.

   On March 1, 2001, Danaher's Board of Directors reviewed the business of Lifschultz and a summary of the negotiations between the parties up to that date. At that time, the Board unanimously approved the acquisition of Lifschultz, subject to satisfactory completion of due diligence and negotiation of a definitive agreement on acceptable terms.

   Over a period of several weeks following March 1, 2001, Mr. Burgon and Mr. Triplett spoke at various times to discuss the proposed purchase price and the overall structure of the proposed transaction, in each case subject to satisfactory due diligence and agreement on other terms.

   Between March 13, 2001 and May 15, 2001, Danaher conducted legal due diligence on Lifschultz and its subsidiaries.

   Lifschultz has advised Danaher as follows: On April 16, 2001, the Lifschultz Board met with Mr. Triplett, at which time Mr. Triplett briefed the Lifschultz Board on all aspects of the contacts and negotiations to date with the Parent. The Lifschultz Board reviewed information from Houlihan and Mr. Triplett on various aspects of the transaction and the negotiations, after which the Lifschultz Board unanimously approved the transaction, subject to satisfactory negotiation of a definitive agreement on acceptable terms. The Lifschultz Board further authorized Mr. Triplett to continue negotiations and execute a letter of intent with the Parent.

   On April 17, 2001, Danaher and Lifschultz signed a letter of intent relating to the purchase of Lifschultz by Danaher. The letter of intent contemplated that Danaher would pay a per share purchase price of approximately $22.80 and approximately $2.8 million in Lifschultz transaction-related expenses. In addition, the letter of intent contemplated that Danaher would pay additional amounts for noncompetition and consulting agreements with certain executive officers of Lifschultz and Hart. The letter of intent was non-binding, except that Lifschultz was prohibited from conducting discussions relating to a business combination with other parties for a period of 60 days from the date of the letter of intent.

   Between April 19, 2001 and May 15, 2001, Danaher and Lifschultz negotiated the Merger Agreement and the Stockholders' Agreement and the consulting and noncompetition agreements to be entered into with Messrs. Triplett, Lifschultz, Hunter and J. Randall Owen.

   On May 1, 2001, the Danaher Board of Directors reviewed the progress of the proposed transaction with Lifschultz.

   Lifschultz has advised Danaher as follows: On May 15, 2001, the Lifschultz Board of Directors was presented with the form of Merger Agreement and terms of the proposed transaction. At this meeting, Houlihan also delivered to the Lifschultz Board its opinion as to the fairness, from a financial point of view, to the disinterested stockholders of Lifschultz of the per share amount to be paid in the Offer and Merger. After full discussion, the Lifschultz Board unanimously determined that the Merger Agreement and each of the transactions contemplated thereby were advisable, fair to and in the best interests of Lifschultz and its stockholders and approved the Offer and the Merger and adopted the Merger Agreement.

   The Merger Agreement, the Stockholders' Agreement and the consulting and noncompetition agreements were finalized and signed by the applicable parties after the close of business on May 15, 2001. The Merger Agreement provided for a per share purchase price in the Offer and the Merger of $22.80 and approximately $3.2 million in Lifschultz transaction-related expenses. Press releases announcing the transaction were issued by Danaher, Fluke and Lifschultz between 8:00 and 8:30 a.m. Eastern Time on May 16, 2001.

11. Purpose of the Offer; the Merger Agreement; the Stockholders' Agreement; Consulting, Employment and Other Agreements; Statutory Requirements; Appraisal Rights; Plans for Lifschultz; "Going Private" Transactions.

   (a) Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Lifschultz. The Offer, as the first step in the acquisition of Lifschultz, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Lifschultz not purchased pursuant to the Offer or otherwise.

   (b) The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which we have filed as an exhibit to the Tender Offer Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth in Section 8 above (except that it will not be available at the regional offices of the SEC).

   The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14, the Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of Lifschultz, the Purchaser will not (a) decrease the Offer price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought to be purchased in the Offer, (c) impose additional conditions to the Offer, (d) waive the Minimum Condition or (e) amend any other term of the Offer in a manner adverse to the holders of Shares. The Purchaser may extend the Offer, from time to time, if, at the then-scheduled Expiration Date of the Offer, any of the conditions to the Purchaser's obligation to accept for payment and pay for all Shares validly tendered shall not have been satisfied or waived. In addition, if all conditions to the Purchaser's obligation to accept for payment and pay for all Shares validly tendered are satisfied, and the number of Shares tendered and not withdrawn constitutes less than 90% of the outstanding Shares, the Purchaser shall have the right, in its sole discretion, to extend the Offer from time to time for up to a maximum of ten additional business days in the aggregate for all such extensions beyond the latest Expiration Date.

   Recommendation. Lifschultz has represented to Danaher in the Merger Agreement that the board of directors of Lifschultz (the "Lifschultz Board"), at a meeting duly noticed and called, has unanimously (i) determined that the Merger Agreement and each of the transactions contemplated thereby, including each of the Offer and the Merger, is advisable, fair to and in the best interests of Lifschultz and its stockholders, (ii) approved the Offer and the Merger and adopted the Merger Agreement in accordance with the GCL, (iii) resolved to recommend that the stockholders of Lifschultz accept the Offer, tender their Shares pursuant to the Offer and approve the Merger (if such approval is required by applicable law), and (iv) taken all other action necessary to render Section 203 of the GCL inapplicable to the Offer and the Merger; provided, however, that such recommendation and approval may be withdrawn, modified or amended only prior to the purchase of Shares and only to the extent that the Lifschultz Board determines in good faith by majority vote, after consultation with its outside legal counsel and financial advisor, that such withdrawal, modification or amendment is reasonably likely to result in a transaction that is a Superior Proposal (as defined in the Merger Agreement), and that failure to take such action would constitute a breach of the Lifschultz Board's fiduciary obligations under applicable law. Lifschultz has further represented that, as of the date of execution of the Merger Agreement, Houlihan delivered to the Lifschultz Board its written opinion to the effect that, as of such date, the cash consideration to be paid pursuant to the Offer and the Merger is fair to the disinterested stockholders of Lifschultz from a financial point of view.

   Directors. The Merger Agreement provides that, subject to compliance with applicable law, Danaher, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, is entitled to designate that number of directors, rounded up to the next whole number, on the Lifschultz Board as is equal to the product of the total number of directors on the Lifschultz Board (determined after giving effect to the directors so elected pursuant to such provisions) multiplied by the percentage that the aggregate number of Shares beneficially owned by Danaher or its affiliates bears to the total number of Shares then outstanding. Lifschultz shall, upon request of Danaher, promptly take all actions necessary to cause designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that prior to the time the Merger becomes effective (the "Effective Time"), the Lifschultz Board shall always have at least two members who are not officers, directors, employees or designees of the Purchaser or any of its affiliates, including Lifschultz ("Purchaser Insiders"). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider will be entitled to designate a person who is not a Purchaser Insider to fill such vacancy. Following the election or appointment of Danaher's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by Lifschultz, any extension by Lifschultz of the time for performance of any of the obligations or other acts of Danaher or the Purchaser or any waiver of any of Lifschultz's rights or conditions to the consummation of the Merger under the Merger Agreement, in addition to any required approval thereof by the full Lifschultz Board, will require the concurrence of a majority of the directors of Lifschultz then in office who are not Purchaser Insiders (or, in the case where there are two or fewer directors who are not Purchaser Insiders, the concurrence of one director who is not a Purchaser Insider) if that amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority stockholders of Lifschultz.

   The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Lifschultz. Following the Merger, the separate corporate existence of the Purchaser will cease and Lifschultz will continue as the surviving corporation (the "Surviving Corporation") and an indirect, wholly-owned subsidiary of Danaher.

   Lifschultz has agreed pursuant to the Merger Agreement that, if requested by Danaher and required by applicable law or the applicable rules and regulations of the Nasdaq SmallCap Market in order to consummate the Merger, it will (a) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of adopting the Merger Agreement; (b) prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement, and use its commercially reasonable efforts (1) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as defined herein) and, after consultation with Danaher, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and to cause a definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders and (2) to obtain the necessary approvals of the Merger and adoption of the Merger Agreement by its stockholders; and (c) (1) subject to the provisions described under "Recommendation," include in the Proxy Statement the recommendation of the Lifschultz Board that the stockholders of Lifschultz vote in favor of the approval of the Merger Agreement, and (2) include in the Proxy Statement the opinion of Houlihan. Danaher has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the Merger Agreement.

   In addition, if following expiration of the Offer and satisfaction or waiver of all of the Tender Offer Conditions (as defined in the Merger Agreement), applicable laws or the applicable rules and regulations of the Nasdaq SmallCap Market require a vote of the Lifschultz stockholders in order to consummate the Merger, Danaher and the Purchaser may, in their sole discretion, in lieu of having Lifschultz call a special meeting of the stockholders, elect to approve the Merger by written consent without a meeting of the stockholders, as permitted by Lifschultz's certificate of incorporation and bylaws. Lifschultz has agreed to take all actions necessary to permit Danaher and the Purchaser to take such action by written consent, including without limitation making and assisting in such filings with the SEC, and preparing and mailing an information statement and such other materials, as may be required under the federal securities laws and the GCL.

   The Merger Agreement further provides that, notwithstanding the foregoing, if Danaher, the Purchaser or any other of Danaher's subsidiaries acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the

Shares by the Purchaser pursuant to the Offer without a meeting of the stockholders of Lifschultz in accordance with Section 253 of the GCL.

   Charter, Bylaws, Directors and Officers. The certificate of incorporation of Lifschultz, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation, until amended afterward in accordance with the provisions of the certificate of incorporation of the Surviving Corporation and applicable law; provided, however, that any such amendments shall be consistent with the rights of directors and officers to indemnification and insurance as described below under "Indemnification, Directors' and Officers' Insurance." The bylaws of the Purchaser in effect at the Effective Time will be the bylaws of the Surviving Corporation, until afterward amended in accordance with the provisions of the bylaws of the Surviving Corporation and applicable law. Subject to applicable law, (a) the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (b) the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

   Conversion of Securities. By virtue of the Merger and without any action on the part of the holders of the Shares, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares held by Danaher, the Purchaser, any wholly-owned subsidiary of Danaher or the Purchaser, in the treasury of Lifschultz or by any wholly-owned subsidiary of Lifschultz, which Shares, by virtue of the Merger and without any action on the part of the holder of those Shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto, and
(b) Shares held by a holder who has not voted in favor of the Merger and who has demanded appraisal for those Shares in accordance with the GCL ("Dissenting Shares")) will be canceled and retired and will be converted into the right to receive $22.80 (or any higher amount Purchaser determines in its sole discretion to pay in the Offer) net per Share in cash, payable to the holder of that Share, without interest (the "Merger Price"), upon surrender of the Share Certificate formerly representing that Share.

   At the Effective Time, each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

   The Merger Agreement provides that, prior to the Effective Time, the Lifschultz Board will adopt appropriate resolutions and take such actions as may be required to provide for the cancellation, effective at the Effective Time, of all the outstanding options granted under any stock option or similar plan of Lifschultz (the "Stock Plans"), or under any agreement, without any payment therefor except as otherwise discussed in this Section 11. Immediately prior to the Effective Time, all options (whether vested or unvested) will be canceled (and to the extent exercisable shall no longer be exercisable) and will entitle each holder of an option, in cancellation and settlement therefor, to a payment, if any, in cash by Lifschultz (less any applicable withholding taxes), at the Effective Time, equal to the product of (a) the total number of Shares subject to that option and (b) the excess, if any, of the Merger Price over the exercise price per Share subject to that option.

   Representations and Warranties. Pursuant to the Merger Agreement, Lifschultz has made customary representations and warranties to Danaher and the Purchaser with respect to, among other matters, its organization and qualification, capitalization, subsidiaries, authority, required filings and consents, SEC filings, financial statements, litigation, compliance with law, applicability of state takeover statutes, insurance, employee benefit plans and labor matters, environmental matters, material contracts, opinion of financial advisor, information to be included in the Schedule 14D-9, the Proxy Statement or the other documents required to be filed with the SEC or any other governmental authority relating to the Offer and the Merger, related party transactions, product recalls, intellectual property, tax status, assets and properties, relationships with customers and suppliers and the absence of certain changes with respect to Lifschultz. Danaher and the

Purchaser have made customary representations and warranties to Lifschultz with respect to, among other matters, their organization and qualification, authority, required filings and consents, information to be included in the
Schedule 14D-9, the Proxy Statement or the other documents required to be filed with the SEC or any other governmental authority relating to the Offer and the Merger, and financing.

   Covenants. The Merger Agreement obligates Lifschultz and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their operations only in the ordinary and usual course of business consistent with past practice, and obligates Lifschultz and its subsidiaries to use their commercially reasonable efforts to preserve intact their business organizations, to keep available the services of their present officers and key employees and to preserve the goodwill of those having business relationships with them. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of Lifschultz prior to the Effective Time, which provide that Lifschultz will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Danaher including, among other things, actions related to amendments to the certificate of incorporation or bylaws of Lifschultz, issuances or sales of its securities, changes in capital structure, dividends and other distributions, repurchases or redemptions of securities, material acquisitions or dispositions, increases in compensation or adoption of new benefit plans and certain other material events or transactions, subject to specified exceptions.

   Access to Information. The Merger Agreement provides that, until the Effective Time, Lifschultz will give Danaher and the Purchaser and their representatives full access, during normal business hours, to the assets, properties, offices and other facilities and to the books and records of Lifschultz and its subsidiaries, and will provide Danaher and the Purchaser copies of documents filed pursuant to U.S. federal or state securities laws during this period, and, upon reasonable request, financial and operating data and other information with respect to the business and operations of Lifschultz and its subsidiaries.

   Efforts. Subject to the terms and conditions provided in the Merger Agreement, each of Lifschultz, Danaher and the Purchaser will cooperate and use their respective reasonable efforts to make or cause to be made all filings necessary or proper under applicable laws and regulations, and to take all other actions necessary, to consummate and make effective the transactions contemplated by the Merger Agreement.

   Each of the parties to the Merger Agreement also has agreed to use its commercially reasonable efforts to obtain as promptly as practicable all Consents (as defined in the Merger Agreement) of any governmental authorities or any other person required in connection with, and waivers of any Violations (as defined in the Merger Agreement) that may be caused by, the consummation of the transactions contemplated by the Merger Agreement; provided, however, that Danaher would not be required to, and Lifschultz would not be permitted to without Danaher's consent, divest, hold separate or otherwise materially restrict the use or operations of any of their respective businesses or assets, in order to consummate the transactions contemplated by the Offer and the Merger Agreement, if such divestiture, restriction or other action would, in the good faith judgment of Danaher, have a material adverse effect on Danaher or Lifschultz, as applicable.

   Public Announcements. Under the Merger Agreement, Lifschultz, on the one hand, and Danaher and the Purchaser, on the other hand, have agreed to use their respective, commercially reasonable efforts to (1) develop a joint communications plan with respect to the transactions contemplated by the Merger Agreement, (2) ensure that all press releases and other public statements with respect to such transactions are consistent with such plan, and (3) consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, agree to provide to the other party for review a copy of any such press release or statement, and agree not to issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable law or any listing agreement with a securities exchange.

   Indemnification; Directors' and Officers' Insurance. Pursuant to the Merger Agreement, Danaher has agreed that from and after the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation will contain provisions with respect to indemnification and exculpation from liability that are no less favorable than those provisions set forth in Lifschultz's certificate of incorporation and bylaws on the date of the Merger Agreement. Danaher has also agreed not to amend, repeal or otherwise modify these provisions for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of Lifschultz, unless such amendment, repeal or modification is required by law. Danaher has also agreed that it will not cancel Lifschultz's directors' and officers' liability insurance policy for a period of two years immediately following the Effective Time. In the event that Danaher or the Surviving Corporation consolidates or merges with another person or transfers its assets to another person, it shall make proper provisions to assure that these obligations are assumed.

   Notification of Certain Matters. Danaher and Lifschultz have agreed to promptly notify each other of (a) any circumstance or the occurrence or non-occurrence of any fact or event which would be reasonably likely (1) to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time prior to the Effective Time,
(2) to cause any covenant, condition or agreement under the Merger Agreement not to be complied with or satisfied, or (3) to result in a material adverse effect on Lifschultz, (b) any failure of Lifschultz, Danaher or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement, and (c) any other material development relating to the business, prospects, financial condition or results of operations of Lifschultz or any of its subsidiaries. Each of Lifschultz, Danaher and the Purchaser is also required to give prompt notice to the other parties of any notice or communication from any third party alleging that the consent of that third party is or may be required in connection with the transactions contemplated by the Merger Agreement.

   State Takeover Laws. Lifschultz and the Lifschultz Board have agreed (i) to take all actions necessary to ensure that no "fair price," "control share acquisition," "moratorium" or other anti-takeover statute, or similar law, is or becomes applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, and (ii) if any such statute or law is or becomes applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, to take all actions necessary to ensure that such transactions contemplated may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement, and otherwise to minimize the effect of such statute or law on the transactions contemplated by the Merger Agreement.

   No Solicitation. The Merger Agreement requires Lifschultz to, and to direct its affiliates and their respective officers, directors, employees, representatives and agents to, immediately cease any existing discussions or negotiations with any parties with respect to any Acquisition Transaction (as defined below). The Merger Agreement further provides that, prior to the Effective Time, Lifschultz will not authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate or encourage, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any merger, liquidation, recapitalization, consolidation or other business combination involving Lifschultz or its subsidiaries or acquisition of 10% or more of any capital stock or any material portion of the assets of Lifschultz or of its subsidiaries, or any combination of the foregoing (other than the Offer and the Merger) (an "Acquisition Transaction"), or negotiate, explore or otherwise engage in substantive discussions with any person (other than Danaher, the Purchaser or their respective directors, officers, employees, agents and representatives) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding with respect to any Acquisition Transaction or requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement; provided, however, that Lifschultz may, prior to the purchase of Shares pursuant to the Offer, furnish information to, and negotiate or otherwise engage in substantive discussions with, any person who has delivered a bona fide written proposal for an Acquisition Transaction if the Lifschultz Board determines in good faith by a majority vote, following consultation with outside counsel and financial advisors, that (1) such a transaction is reasonably likely to result in a transaction that is superior in comparison to the Offer and the Merger and the terms of the Merger Agreement to

Lifschultz's stockholders from a financial point of view and to Lifschultz, taking into account the terms and conditions thereof, the likelihood of consummation and the time required to complete such transaction (a "Superior Proposal"), and (2) failing to take such action would result in a breach of the fiduciary duties of the Lifschultz Board under applicable law, provided that prior to furnishing non-public information to any such party, Lifschultz (a) shall have entered into a confidentiality agreement containing terms at least as favorable to Lifschultz as those of the letter agreement dated February 27, 2001 between Danaher and Lifschultz, and (b) shall provide Danaher or the Purchaser copies of all proposed written agreements, arrangements or understandings, including the forms of any agreements supplied by third parties, and all applicable financial statements and evidence of any planned financing with respect to such Superior Proposal (and a description of all material oral agreements with respect to such Superior Proposal).

   The Merger Agreement further provides that, from and after the execution of the Merger Agreement, Lifschultz will immediately advise Danaher in writing of the receipt, directly or indirectly, of any inquiry or proposal with respect to an Acquisition Transaction, and of any discussions, negotiations or proposals relating to an Acquisition Transaction, identify the offeror and furnish to Danaher a copy of any such proposal, if it is in writing, or a written summary of any such proposal relating to an Acquisition Transaction if it is not in writing, and that Lifschultz will promptly advise Danaher of any development relating to any such proposal, including results of any discussions or negotiations with respect to that proposal.

   FIRPTA Certificate. Lifschultz has agreed to provide Danaher and the Purchaser, prior to the Expiration Date, (1) a properly executed certificate for purposes of satisfying the obligations of Danaher and Purchaser under Treasury Regulation Section 1.1445-2(c)(3), and (2) a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), along with written authorization for Danaher to deliver such notice form to the Internal Revenue Service on behalf of Lifschultz.

   Repayment of Loan. Lifschultz has agreed, at or prior to the Closing Date (as defined in the Merger Agreement), to (1) repay or cause to be repaid all amounts owed pursuant to the Business Loan Agreement dated January 25, 2001 by and between Hart and KeyBank National Association, as amended, and the related promissory note, and under the Loan Agreement dated as of November 3, 1999 by and between CSC and KeyBank National Association, as amended, and the related promissory note, and (2) cause all liens with respect to any capital stock of Hart or any other subsidiary of Lifschultz to be released.

   Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Danaher, the Purchaser and Lifschultz to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (a) the stockholders of Lifschultz will have duly adopted the Merger Agreement in accordance with the procedures set forth in Lifschultz's certificate of incorporation and bylaws, if required by applicable law or by the rules and regulations of the Nasdaq SmallCap Market; (b) the Purchaser will have accepted for payment and paid for Shares pursuant to the Offer in an amount sufficient to meet the Minimum Condition and otherwise in accordance with the terms of the Merger Agreement;
(c) the consummation of the Merger will not have been restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental authority and there will not be any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental authority which prevents the consummation of the Merger, materially impairs the benefits of the Merger to Danaher, or has the effect of making the acquisition of Shares in the Merger illegal; and (d) expiration or termination of any waiting period (and any extension thereof) under any material domestic or foreign statutes or regulations applicable to the Merger.

   Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Lifschultz (with any termination by Danaher also being an effective termination by the Purchaser):

     (a) by the mutual written consent of Danaher and Lifschultz, by action of their respective Boards of Directors;

     (b) by Danaher or Lifschultz if the Purchaser shall not have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the terms of the Offer on or before September 30, 2001 (provided that a party may not terminate the Merger Agreement pursuant to this provision if such failure to accept for payment and pay for the Shares is due to such party's material breach of the Merger Agreement);

     (c) by Danaher or Lifschultz if (1) the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased under the Offer, or (2) the Merger has not been completed on or before November 30, 2001; provided, however that neither party may terminate the Merger Agreement pursuant to this provision if that party has breached the Merger Agreement;

     (d) by Danaher or Lifschultz if any court of competent jurisdiction or other governmental authority has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger or the acceptance for payment of, or payment for, Shares pursuant to the Offer and that order, decree or ruling or other action will have become final and nonappealable, provided that the party seeking to terminate the Merger Agreement will have used its commercially reasonable efforts to remove or lift such order, decree or ruling;

     (e) by Danaher or Lifschultz if, prior to the purchase of Shares pursuant to the Offer, the Lifschultz Board shall have determined to recommend a Superior Proposal to its stockholders and/or to enter into a contract or agreement concerning such Superior Proposal after making the determination required by Section 6.9(a) of the Merger Agreement; provided that Lifschultz cannot exercise its right to terminate under this paragraph
  (e) (and may not enter into a contract or agreement with respect to any Superior Proposal) unless and until (1) Lifschultz shall have provided the Purchaser and Danaher written notice at least five business days prior to such termination that the Lifschultz Board has authorized and intends to effect the termination of the Merger Agreement pursuant to this paragraph
  (e), including copies of all proposed contracts and agreements, including the forms of any agreements supplied by third parties, and all applicable financial statements and evidence of any planned financing with respect to such Superior Proposal (and a description of all material oral agreements with respect thereto), (2) the Lifschultz Board shall have determined, in good faith and after consultation with its outside legal counsel and financial advisors that, at the time of its determination to terminate the Merger Agreement and at the end of the five-business day period referred to above, (A) the foregoing Acquisition Transaction constitutes a Superior Proposal, and (B) failing to take such action would result in a breach of the fiduciary duties of the Lifschultz Board under applicable law, (3) Lifschultz shall otherwise be in compliance with its obligations under the Merger Agreement, and (4) (A) within one business day of termination by Danaher, or (B) prior to such termination in the case of Lifschultz, Lifschultz shall have paid to Danaher the Termination Fee and the Expense Fee described in "Fees and Expenses" below;

     (f) by Danaher prior to the purchase of Shares pursuant to the Offer, if the Lifschultz Board (or, with respect to (3) below, Lifschultz) (1) shall have withheld, withdrawn or modified (including by amendment of the Schedule 14D-9) in any manner adverse to the Purchaser or Danaher its approval or recommendation of the Offer, the Merger Agreement or the Merger, (2) shall have approved or recommended an Acquisition Transaction,
  (3) shall have breached Section 6.9(a) of the Merger Agreement, (4) shall have failed to confirm its approval or recommendation of the Offer, the Merger Agreement or the Merger to its stockholders within two business days of the receipt of a request from Danaher to do so, or (5) shall have resolved to effect any of the foregoing;

     (g) by Danaher prior to the purchase of Shares pursuant to the Offer if the Minimum Condition has not been satisfied by the then current Expiration Date and on or prior to such Expiration Date an Acquisition Transaction shall have been publicly announced or disclosed;

     (h) by Lifschultz, if Purchaser fails to (1) commence the Offer in the manner provided in the Merger Agreement, (2) keep the Offer open for a specified period of time, to the extent Purchaser is otherwise required to keep the Offer open for such specified period of time pursuant to the terms and conditions set forth in the Merger Agreement, or (3) purchase Shares validly tendered in the Offer, to the extent

  Purchaser is otherwise required to purchase such Shares pursuant to the terms and conditions set forth in the Merger Agreement;

     (i) by Lifschultz, upon a material breach by Danaher or Purchaser of any material covenant or agreement set forth in the Merger Agreement, or upon the failure of any representation or warranty of Danaher or Purchaser set forth in the Merger Agreement to be true and correct as if such representation or warranty were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date); provided that to the extent that the representation or warranty is not qualified by Material Adverse Effect (as defined in the Merger Agreement) or any other materiality qualifier, no failure shall be deemed to have occurred so long as such failure, taken together with all other such failures, does not have a Material Adverse Effect on Danaher, and; provided further, that no breach or failure shall be deemed to have occurred so long as such breach or failure is satisfied or cured within 20 days after Lifschultz notifies Danaher of such breach or failure; or

     (j) by Danaher, upon a material breach by Lifschultz of any material covenant or agreement set forth in the Merger Agreement, or upon the failure of any representation or warranty of Lifschultz set forth in the Merger Agreement to be true and correct as if such representation or warranty were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date); provided that to the extent that the representation or warranty is not qualified by Material Adverse Effect or any other materiality qualifier, no failure shall be deemed to have occurred so long as such failure, taken together with all other such failures, does not have a Material Adverse Effect on Lifschultz, and; provided further, that no breach or failure shall be deemed to have occurred so long as such breach or failure is satisfied or cured within 20 days after Danaher or Purchaser notifies Lifschultz of such breach or failure.

   In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than certain specified provisions, which shall survive any such termination; provided that no party would be relieved from liability for any breach of or misrepresentation under the Merger Agreement.

   Fees and Expenses. Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring those costs and expenses. In the event that the Merger Agreement is terminated pursuant to paragraphs (e) or (f) under "Termination," or is terminated pursuant to paragraph (b) or (c) under "Termination" at a time when Danaher could have terminated the Merger Agreement pursuant to paragraph (f) under "Termination," Lifschultz must promptly, and in any event within one business day after such termination, or in the case of termination by Lifschultz, prior to such termination, pay Danaher a termination fee of $1,000,000 (the "Termination Fee"), provided that in no event will more than one Termination Fee be payable by Lifschultz, plus Danaher's aggregate expenses not to exceed $400,000 (the "Expense Fee"). In the event that the Merger Agreement is terminated pursuant to paragraph (g) under "Termination" and within 12 months of the date of that termination of the Merger Agreement an Acquisition Transaction is consummated, then Lifschultz must, prior to or simultaneously with the consummation of that transaction, pay Danaher the Termination Fee and the Expense Fee.

   Amendment. Subject to the provision described in the last sentence of "Directors," the Merger Agreement may be amended by Lifschultz, Danaher and the Purchaser at any time before or after any approval of the Merger Agreement by the stockholders of Lifschultz but, after any such approval, no amendment will be made which decreases the price to be paid for any of the Shares in the Merger or which adversely affects the rights of Lifschultz's stockholders thereunder without the approval of such stockholders.

   Extension; Waiver. Subject to the Merger Agreement, at any time prior to the Effective Time, the parties to the Merger Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties contained therein of any other party thereto or in any document, certificate or writing delivered pursuant to the Merger Agreement by any other party to the Merger Agreement or (c) waive compliance by any other party with any of the agreements or conditions in the Merger Agreement.

   Effects of Inability to Consummate the Merger. Pursuant to the Merger Agreement, following the consummation of the Offer and subject to certain other conditions, the Purchaser will be merged into Lifschultz. If, following the Offer, approval of Lifschultz's stockholders is required by applicable law in order to consummate the Merger of the Purchaser into Lifschultz, Lifschultz will either submit the Merger to Lifschultz's stockholders for approval or take action by written consent without a meeting of the stockholders, in the Purchaser's sole discretion. If the Merger is submitted to Lifschultz's stockholders for approval, the Merger will require the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by the Purchaser. Provided that the Minimum Condition is satisfied without being reduced or waived, Danaher will, following completion of the Offer, own sufficient Shares to ensure that the required vote or written consent of the stockholders will be obtained and that the Merger will be consummated.

   If the Merger is consummated, stockholders of Lifschultz who elected not to tender their Shares in the Offer will receive the same amount of consideration in exchange for each Share (other than Dissenting Shares) as they would have received in the Offer.

   If, following the consummation of the Offer, the Merger is not consummated, Danaher, which indirectly owns 100% of the common stock of the Purchaser, indirectly will control the number of Shares acquired by the Purchaser pursuant to the Offer. Under the Merger Agreement, promptly following payment by the Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to applicable law and at the request of the Purchaser, Lifschultz has agreed to take all actions necessary to cause a majority of the directors of Lifschultz to consist of persons designated by Danaher (whether, at the election of Lifschultz, by means of increasing the size of the board of directors or seeking the resignation of directors and causing Danaher designees to be elected). As a result of its ownership of such Shares and right to designate nominees for election to the Lifschultz Board, Danaher, indirectly, will be able to influence decisions of the Lifschultz Board and the decisions of the Purchaser as a stockholder of Lifschultz. This concentration of influence in one stockholder may adversely affect the market value of the Shares.

   If Danaher controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Lifschultz, other than those affiliated with Danaher, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval. If for any reason following completion of the Offer the Merger is not consummated, Danaher and the Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

   (c) The Stockholders' Agreement. Concurrently with the execution of the Merger Agreement, Danaher entered into the Stockholders' Agreement with David
K. Lifschultz, Sidney B. Lifschultz, Lawrence Lifschultz, David A. Berman, the Sidney B. Lifschultz 1992 Family Trust, Michael Hirst and J. Randall Owen. Together, the Principal Stockholders, as of May 15, 2001, owned or had voting and investment control over 478,189 Shares, or approximately 42% of the outstanding Shares. Under the terms of the Stockholders' Agreement, certain Shares held by a corporation of which David Lifschultz is an officer and director are not considered beneficially owned by Mr. Lifschultz for purposes of the Stockholders' Agreement.

   Pursuant to the Stockholders' Agreement, each Principal Stockholder has agreed to tender or cause to be tendered in the Offer all Shares owned of record or beneficially by such Principal Stockholder. Each Principal Stockholder has also agreed to vote or cause to be voted all Shares owned of record or beneficially by such Principal Stockholder:

  .  in favor of the Merger and the Merger Agreement, and

  . unless otherwise requested by Danaher, against (1) any merger agreement, merger, consolidation, liquidation or winding up of, by or involving Lifschultz or any of its subsidiaries, (2) any Acquisition Transaction, and (3) any amendment or modification of the certificate of incorporation or bylaws of Lifschultz or any of its subsidiaries, or any other proposal or transaction involving Lifschultz or any of its subsidiaries which is reasonably likely to (A) prevent, impede, impair, frustrate or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, or (B) change any of the voting rights of any class of capital stock or other securities of Lifschultz (collectively, the "Negative Voting Matters").

   Each Principal Stockholder also granted Danaher a proxy to vote the Shares owned of record and beneficially by such Principal Stockholder:

  . in favor of the Merger, the Merger Agreement and the transactions contemplated thereby,

  . against any Negative Voting Matter or any other action or agreement that would result in a breach or inaccuracy by Lifschultz under the Merger Agreement, and

  . in favor of any other matter necessary for the consummation of the Offer and the other transactions contemplated under the Merger Agreement or the Stockholders' Agreement.

   Each Principal Stockholder has also agreed not to transfer or otherwise dispose of, or grant any other proxy with respect to, or change or agree to change the beneficial ownership of, such Principal Stockholder's Shares. Each Principal Stockholder has further agreed not to, and not to permit or authorize his, her or its affiliates, representatives or agents to, directly or indirectly, encourage, solicit, explore, participate in or initiate discussions or negotiations with, or provide or disclose any information to, any corporation, partnership, person or other entity or group (other than Danaher, the Purchaser or any of their affiliates or representatives) concerning any Acquisition Transaction or enter into any contract, arrangement or understanding requiring Lifschultz to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement.

   The Stockholders' Agreement and the parties' obligations thereunder terminate on the earlier of (1) payment for the Shares owned by the Principal Stockholders pursuant to the Offer, or (2) termination of the Merger Agreement as described under "Termination."

   (d) Consulting, Employment and Other Agreements. At the time Danaher entered into the Merger Agreement, Fluke Electronics Corporation, an indirect, wholly-owned subsidiary of Danaher and the direct parent of the Purchaser ("Fluke Electronics"), entered into a consulting and a noncompetition agreement with each of David K. Lifschultz, the Chairman and Chief Executive Officer of Lifschultz, James C. Triplett, the Chairman and Chief Executive Officer of Hart, and J. Randall Owen, the President and Chief Operating Officer of Hart. Fluke Electronics also entered into a noncompetition agreement with Dennis Hunter, President, Chief Financial Officer and Director of Lifschultz and President and Chief Executive Officer of CSC. In addition, Lifschultz entered into a termination agreement with Mr. Triplett in connection with certain amounts owed to Mr. Triplett in connection with the proposed sale of Lifschultz. The terms of each agreement will become effective on the Effective Time of the Merger.

   Mr. Lifschultz's consulting agreement provides that he will provide consulting services to Fluke Electronics for a period of one year terminating on the first anniversary of the Effective Time, for purposes of assisting in the implementation of Danaher's acquisition of Lifschultz. Mr. Lifschultz will also be subject to covenants intended to bar his competition and his solicitation of clients or employees for a period of three years following the Effective Time. In addition, Mr. Lifschultz agreed to release Lifschultz, including its subsidiaries and affiliates, from any claims he may have relating to any matters existing at any time at or prior to the Effective Time. Danaher will agree to a reciprocal release of Mr. Triplett as of the Effective Time. Mr. Lifschultz also agreed to indemnify Fluke Electronics, Lifschultz and their respective subsidiaries and affiliates from and against costs and expenses relating to certain judgments previously rendered against Lifschultz Fast Freight, Inc. Mr. Lifschultz also consented to having his outstanding options to purchase Shares cashed out at the Effective Time, pursuant to the terms of the Merger Agreement. The terms of the consulting agreement supersede, and render null and void, any agreements Mr. Lifschultz may have had pertaining to his employment with Hart or to any compensation owed to him relating to a change in control of Hart or Lifschultz. Subject to the consummation of the Offer and Merger, and in consideration of Mr. Lifschultz's obligations under the consulting agreement, Fluke Electronics will pay Mr. Lifschultz a fee of $375,000, payable in two installments of $187,500, the first of which is to be paid upon the Effective Time and the second on January 1, 2002. Mr. Lifschultz's consulting agreement will terminate, and no party thereto will have any obligations thereunder, upon termination of the Offer or Merger Agreement.

   Mr. Triplett's consulting agreement provides he will remain employed with Hart until the later of July 31, 2001 or the Effective Time. Thereafter, he will provide a maximum of 1,040 hours of consulting services to Fluke Electronics, for purposes of assisting in the implementation of Danaher's acquisition of Lifschultz. Mr. Triplett will also be subject to covenants intended to bar his competition and his solicitation of clients or employees for a period of three years following the Effective Time. In addition, Mr. Triplett agreed, as of the Effective Time, to release Lifschultz, Danaher and Fluke, including their subsidiaries and affiliates, from any claims he may have relating to any matters existing at any time at or prior to the Effective Time. Danaher will agree to a reciprocal release of Mr. Triplett as of the Effective Time. Mr. Triplett also consented to having his outstanding options to purchase Shares cashed out at the Effective Time, pursuant to the terms of the Merger Agreement. Except for severance payments owed to Mr. Triplett pursuant to the termination of his employment agreement (as described below), certain medical insurance rights and certain indemnification rights to which he is entitled under his employment agreement, the terms of the consulting agreement supersede, and render null and void, any agreements Mr. Triplett may have had pertaining to his employment with Hart or to any compensation owed to him relating to a change in control of Hart or Lifschultz. Subject to the consummation of the Offer and Merger, and in consideration of Mr. Triplett's obligations under the consulting agreement, Fluke Electronics will pay Mr. Triplett a fee of $800,000, payable in four annual installments of $200,000, beginning on August 1, 2002. Mr. Triplett's consulting agreement will terminate, and no party thereto will have any obligations thereunder, upon termination of the Offer or Merger Agreement.

   Pursuant to the Sale/Merger/Acquisition Agreement dated as of April 24, 2000 by and between Mr. Triplett and Lifschultz (the "Sale Agreement"), upon certain acquisitions of Lifschultz, Mr. Triplett is entitled to an amount equal to 10% of the excess amount paid for Lifschultz over $25,000,000, in consideration for services provided by Triplett to Lifschultz in arranging, negotiating and closing such transaction. Simultaneous with the execution of the Merger Agreement, Lifschultz and Mr. Triplett entered into a termination agreement which provides that, pursuant to the Sale Agreement, at the Effective Time Lifschultz will pay or cause to be paid to Mr. Triplett an amount equal to approximately $715,000, and that upon such payment all rights and obligations under the Sale Agreement will terminate.

   Under the terms of the employment agreement dated as of August 25, 1997, by and between Hart and Mr. Triplett, if the employment agreement is terminated by Hart without cause, Mr. Triplett is entitled to a severance payment equal to 50% of the base compensation remaining to be paid to him over the term of the employment agreement. On May 15, 2001, Mr. Triplett's employment agreement was terminated without cause as of the Effective Time (provided that, to the extent the Effective Time occurs prior to July 31, 2001, Mr. Triplett will remain as an at-will employee of Hart), and Mr. Triplett will be entitled to a payment of approximately $1,295,000 as a result of such termination.

   Mr. Owen's consulting agreement provides he will remain employed with Hart until the later of July 31, 2001 or the Effective Time. Thereafter, he will provide 600 hours of consulting services to Fluke Electronics for a period terminating on the first anniversary of the date his employment with Hart is terminated, for purposes of assisting in the implementation of Danaher's acquisition of Lifschultz. Mr. Owen will also be subject to covenants intended to bar his competition and his solicitation of clients or employees for a period of three years following the Effective Time. In addition, Mr. Owen agreed, as of the Effective Time, to release Lifschultz, Danaher and Fluke, including their subsidiaries and affiliates, from any claims he may have relating to any matters existing at any time at or prior to the Effective Time. Danaher will agree to a reciprocal release of Mr. Owen as of the Effective Time. Mr. Owen also consented to having his outstanding options to purchase Shares cashed out at the Effective Time, pursuant to the terms of the Merger Agreement. The terms of the consulting agreement supersede, and render null and void, any agreements Mr. Owen may have had pertaining to his employment with Hart or to any compensation owed to him relating to a change in control of Hart or Lifschultz. Subject to the consummation of the Offer and Merger, and in consideration of Mr. Owen's obligations under the consulting agreement, Fluke Electronics will pay Mr. Owen a fee of $330,000 upon severance of his employment with Hart. Mr. Owen's consulting agreement will terminate, and no party thereto will have any obligations thereunder, upon termination of the Offer or Merger Agreement.

   Mr. Hunter's agreement provides that, in consideration for Mr. Hunter waiving any rights or agreements he may have had pertaining to his employment with Lifschultz or any affiliate or subsidiary thereof (except for severance payments owed to Mr. Hunter pursuant to the termination of his employment agreement (as described below) and except for certain debt in the amount of $72,000 that Lifschultz owes to Mr. Hunter), or to any compensation owed to him relating to a change in control of Lifschultz or any affiliate or subsidiary thereof, Fluke Electronics will pay him a fee of $250,000 upon the Effective Time of the Merger. Mr. Hunter will also be subject to covenants intended to bar his competition and his solicitation of clients or employees for a period of two years following the termination of his employment with Fluke Electronics or any subsidiary or affiliate thereof. In addition, Mr. Hunter agreed to release Lifschultz and Fluke Electronics, including their respective subsidiaries and affiliates, from any claims he may have relating to any matters existing at any time at or prior to the Effective Time. Mr. Hunter also consented to having his outstanding options to purchase Shares cashed out at the Effective Time, pursuant to the terms of the Merger Agreement. Mr. Hunter's agreement will terminate, and no party thereto will have any obligations thereunder, upon termination of the Offer or Merger Agreement.

   Under the terms of the employment agreement dated as of August 1, 1998, by and between CSC and Mr. Hunter, if Mr. Hunter is terminated by CSC without cause, Mr. Hunter is entitled to a severance payment equal to 50% of the base compensation remaining to be paid to him over the term of the employment agreement. On May 15, 2001, Mr. Hunter's employment agreement was terminated without cause effective as of the Effective Time of the Merger, although Mr. Hunter will be retained as of the Effective Time as an at-will employee. At the Effective Time, Mr. Hunter will be entitled to a payment of approximately $461,000 as a result of such termination.

   (e) Statutory Requirements. In general, under the GCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified matters, and the approval of such agreement of merger by the stockholders of each corporation by the affirmative vote of the holders of a majority of all the outstanding shares of stock entitled to vote on such merger. The Shares entitle the holders thereof to voting rights.

   The GCL also provides that, if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of Lifschultz.

   (f) Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of Lifschultz will have certain rights under Section 262 of the GCL to dissent and demand appraisal of, and payment in cash of the fair value of, Dissenting Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Dissenting Shares. Any such judicial determination of the fair value of Dissenting Shares could be based upon considerations other than, or in addition to, the price per Share paid in the Offer and the market value of the Dissenting Shares, including asset values and the investment value of the Dissenting Shares. The value so determined could be more or less than the price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

   In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be "fair" to minority stockholders is a damages remedy based on essentially the same principles as an appraisal.

   The foregoing summary of the rights of objecting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available dissenters' rights.

   The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the GCL.

   (g) Plans for Lifschultz. In connection with the Offer, Danaher and the Purchaser have reviewed and will continue to review various possible business strategies that they might consider in the event that the Purchaser acquires control of Lifschultz, whether pursuant to this Offer, the Merger or otherwise. Such changes could include, among other things, changes in Lifschultz's business, corporate structure, capitalization and management.

   (h) "Going Private" Transactions. The SEC has adopted Rule 13e-3 under the Securities Exchange Act which is applicable to certain "going private" transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Securities Exchange Act prior to the Merger or other business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

12. Source and Amount of Funds.

   The Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to pay related fees and expenses will be approximately $34 million, plus debt to be assumed. Danaher will ensure that the Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger.

   Danaher has possession of sufficient funds to close the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to close the Offer and the Merger.

13. Dividends and Distributions.

   The Merger Agreement provides that, without the prior written consent of Danaher, Lifschultz will not, and will not permit any of its subsidiaries to, prior to the Effective Time, (a) issue, reissue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, reissuance, sale, pledge, disposal, grant or encumbrance of (1) any shares of capital stock of any class of Lifschultz or any of its subsidiaries, or securities convertible into any such capital stock, or any rights, warrants or options to acquire any such convertible securities or capital stock, or any other ownership interest in Lifschultz or any of its subsidiaries, or (2) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding as of May 15, 2001,
(b) alter or make any other changes in its capital structure, (c) adopt, ratify or effectuate a stockholders' rights plan or similar agreement, or (d) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than between Lifschultz and any of its wholly-owned subsidiaries.

14. Conditions of the Offer.

   Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may terminate or, except as set forth in the Merger Agreement, delay the acceptance of any tendered Shares for payment or amend the Offer, if (A) there will not be validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which represents at least a majority of the total number of Shares outstanding on a fully diluted basis on the date of purchase (the "Minimum Condition"), (B) any applicable waiting period or approval under any applicable domestic or foreign statutes or regulations will not have expired or been terminated or obtained prior to the Expiration Date, (C) any consents from third parties will not have been obtained, except for those the failure of which to be obtained would not have a material adverse effect on Lifschultz, or
(D) at any time on or after May 15, 2001, and prior to the time of acceptance for payment or payment for any Shares, any of the following events (each, an "Event") will occur:

     (a) there will be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, that, in the reasonable judgment of Danaher, would be expected to, directly or indirectly: (1) make illegal or otherwise prohibit or materially delay consummation of the Offer, the Merger or the acceptance for payment of some or all of the Shares, or seek to obtain material damages or make materially more costly the making of the Offer, (2) prohibit or materially limit the ownership or operation by Danaher or the Purchaser of all or any material portion of the business or assets of Lifschultz or any of its subsidiaries taken as a whole or compel Danaher or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Danaher or the Purchaser or Lifschultz or any of its subsidiaries taken as a whole, or seek to impose any material limitation on the ability of Danaher or the Purchaser to conduct its business or own such assets, in any such case under this clause (2), which would have a material adverse effect on Danaher or Lifschultz, as the case may be, (3) impose material limitations on the ability of Danaher or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or Danaher on all matters properly presented to the Lifschultz stockholders, or (4) require divestiture by Danaher or the Purchaser of any Shares; or

     (b) there will be instituted or pending any action or proceeding by any governmental entity seeking, or that would reasonably be expected to result in, any of the consequences referred to in clauses (1) through (4) of paragraph (a) above or by any third party for which there is a substantial likelihood of resulting in any of the consequences referred to in clauses
  (1) through (4) of paragraph (a) above; or

     (c) any change will have occurred (or any development will have occurred involving prospective changes) in the business, assets, liabilities, condition (financial or otherwise), prospects or results of operations of Lifschultz or any of its subsidiaries that has, or could reasonably be expected to have, a material adverse effect on Lifschultz; or

     (d) (1) the Lifschultz Board or any committee of the Lifschultz Board will have withheld, withdrawn, failed to reaffirm at the request of Danaher, or will have modified or amended in a manner adverse to Danaher or the Purchaser, the approval, adoption or recommendation, as the case may be, of the Offer, the Merger or the Merger Agreement, or will have approved or recommended any Acquisition Transaction, (2) a person will have entered into an agreement, agreement in principle or any other contract with Lifschultz with respect to an Acquisition Transaction, or (3) the Lifschultz Board or any committee of the Lifschultz Board will have resolved to do or enter into any of the foregoing; or

     (e) Lifschultz, the Purchaser and Danaher will have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement will have been terminated in accordance with its terms; or

     (f) any of the representations and warranties of Lifschultz set forth in the Merger Agreement, when read without any exception or qualification as to materiality or material adverse effect on Lifschultz, will not be true and correct, as if those representations and warranties were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of that specific date) except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to (1) have a material adverse effect on Lifschultz, (2) prevent or materially delay the consummation of the Offer, (3) materially increase the cost of the Offer to the Purchaser or (4) have a material adverse effect on the benefits to Danaher of the transactions contemplated by the Merger Agreement; or

     (g) Lifschultz will have failed to perform in any material respect or to comply in any material respect with any of its material obligations, covenants or agreements under the Merger Agreement; provided that any breach of Section 6.1(r) would constitute a material failure to perform by Lifschultz; or

     (h) there will have occurred, and continue to exist, (1) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or on the over-the-counter stock market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System, (2) any decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the close of business on the last trading day immediately preceding the date of the Merger Agreement through the applicable Expiration Date, (3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (4) a commencement of a war, armed hostilities or other national or international crisis involving the United States or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions; or

     (i) (1) any of the agreements described on Schedule 6.1(r) to the Merger Agreement shall not have been executed by the applicable officer or director of Lifschultz or one of its subsidiaries, or shall no longer be in full force and effect, (2) Mr. Triplett or Mr. Owen shall not have executed a release in the respective form attached as Exhibit A to such person's consulting and noncompetition agreement, (3) any of the directors of Lifschultz, and, to the extent requested by Purchaser, of any or all of Lifschultz's subsidiaries, shall not have submitted a letter of resignation effective as of the Effective Time, or (4) any holder of any outstanding options to purchase Lifschultz common stock shall have failed to execute a Stock Option Termination Agreement in the form attached as Exhibit B to the Merger Agreement.

   The foregoing conditions (including those set forth in clauses (A), (B) and (C) of the initial paragraph) are for the sole benefit of Danaher and the Purchaser and may be asserted by Danaher or the Purchaser regardless of the circumstances (including any action or inaction by Danaher or the Purchaser) giving rise to any such conditions and may be waived by Danaher or the Purchaser in whole or in part at any time and from time to time, in each case, in the exercise of the sole discretion of Danaher and the Purchaser and subject to the terms of the Merger Agreement. The failure by Danaher or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

   A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

15. Legal Matters; Required Regulatory Approvals.

   Except as set forth in this Offer to Purchase, based on our review of publicly available filings by Lifschultz with the SEC and other information regarding Lifschultz, we are not aware of any licenses or regulatory permits that appear to be material to the business of Lifschultz and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described under "State Takeover Laws." Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Lifschultz's or its subsidiaries' businesses, or that certain parts of Lifschultz's, Danaher's, the Purchaser's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and Section 14 for a description of the conditions to the Offer.

   State Takeover Laws. A number of states (including Delaware, where Lifschultz is incorporated) have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14.

   Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements do not apply to our acquisition of Shares in the Offer and the Merger.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as our acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Danaher, the Purchaser, Lifschultz or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

   Based upon an examination of publicly available information relating to the businesses in which Lifschultz is engaged, we believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, we cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

   Other Foreign Approvals. According to publicly available information, Lifschultz conducts business in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares in the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on the Surviving Corporation's operations conducted in those countries and jurisdictions as a result of the acquisition of the Shares in the Offer or the Merger. If such approvals or consents are found to be required the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, we cannot be certain that such approvals or consents will be granted and, if such approvals or consents are received, we cannot be certain as to the date of those approvals or consents. In addition, we cannot be certain that we will be able to cause Lifschultz or its subsidiaries to satisfy or comply with those laws or that compliance or noncompliance will not have adverse consequences for Lifschultz or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

16. Fees and Expenses.

   We have retained D.F. King & Co., Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, banks, agents, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

   In addition, we have retained SunTrust Bank as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

   Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17. Miscellaneous.

   We are not aware of any jurisdiction where the making of the Offer is prohibited by any applicable law. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have such statute declared in applicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

   We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 8 with respect to information concerning Lifschultz, except that copies will not be available at the regional offices of the SEC.

   We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, you should not rely on any such information or representation as having been authorized.

   Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Danaher, the Purchaser, Lifschultz or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                          Saltwater Acquisition Corp.

May 22, 2001

                                   SCHEDULE I

         DIRECTORS AND EXECUTIVE OFFICERS OF DANAHER AND THE PURCHASER

   Directors and executive officers of Danaher. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Danaher. Unless otherwise indicated below each occupation set forth opposite each person refers to employment with Danaher. Unless otherwise indicated, the business address of each such person is c/o Danaher, at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006-1813, and each such person is a citizen of the United States of America.

1. Directors of Danaher

                                 Present Principal Occupation and Five-Year
 Name                                        Employment History
 ----                            ------------------------------------------
 Mortimer M. Caplin........ Senior Member of Caplin & Drysdale, a law firm in
                            Washington, D.C., for over five years; Director of
                            Fairchild Corporation and Presidential Realty
                            Corporation. Caplin & Drysdale, One Thomas Circle
                            NW, Suite 1100, Washington, DC 20005

 Donald J. Ehrlich......... President, Chairman and Chief Executive Officer of
                            Wabash National Corp. for over five years; Director
                            of Indiana Secondary Market for Educational Loans,
                            Inc. and INB National Bank, N.W. Wabash National
                            Corp. 1000 Sagamore Parkway South, Lafayette, IN
                            47905

 Walter G. Lohr, Jr........ Partner of Hogan & Hartson, a law firm in
                            Baltimore, Maryland, for over five years. Hogan &
                            Hartson, 111 S. Calvert Street, Suite 1600,
                            Baltimore, MD 21202-6191

 Mitchell P. Rales......... Chairman of the Executive Committee of Danaher
                            since 1990; during the past five years he has been
                            a principal in a number of private business
                            entities with interests in manufacturing companies,
                            media operations and publicly traded securities;
                            director of Imo Industries Inc.

 Steven M. Rales........... Chairman of the Board of Danaher since 1984; during the past five years he has been a principal in a
                            number of private business entities with interests
                            in manufacturing companies, media operations and
                            publicly traded securities; director of Imo
                            Industries Inc.

 H. Lawrence Culp, Jr...... President and Chief Executive Officer of Danaher
                            since May 2001; appointed Chief Operating Officer
                            in 2000 and Executive Vice President in 1999; has
                            served in general management positions within
                            Danaher for more than the past five years.

 Alan G. Spoon............. General partner of Polaris Venture Partners;
                            director of American Management Systems, Inc.,
                            Human Genome Sciences, Inc. and Ticketmaster
                            Online-CitySearch, Inc. Polaris Venture Partners,
                            1000 Winter Street, Waltham, MA 02451.

 A. Emmet Stephenson, Jr... President of Stephenson and Co., a private investment firm in Denver, Colorado for more than five years; Chairman of StarTek, Inc. for more than five years. Stephenson and Company, 100 Garfield
                            Street, Denver, CO 80206.

2. Executive Officers of Danaher

                                                                  Date Became
Name                                 Present Title              Executive Officer
----                                 -------------             ------------------
Steven M. Rales.........  Chairman of the Board                       1984
Mitchell P. Rales.......  Chairman of the Executive Committee         1984
H. Lawrence Culp, Jr....  President and Chief Executive               1995
                          Officer
Patrick W. Allender.....  Executive Vice President, Chief             1987
                          Financial Officer and Secretary
Philip W. Knisely.......  Executive Vice President                    2000
Steven E. Simms.........  Executive Vice President                    1996
William J. Butler.......  Vice President and Group Executive          1999
Thomas S. Gross.........  Vice President and Group Executive          1999
                          Vice President--Corporate
Daniel L. Comas.........  Development                                 1996
W. Bruce Graham.........  Vice President--Danaher Business            2000
                          Systems
James H. Ditkoff........  Vice President--Finance and Tax             1991
Dennis A. Longo.........  Vice President--Human Resources             1997
Christopher C. McMahon..  Vice President--Controller                  1999
Daniel A. Pryor.........  Vice President--Strategic                   2000
                          Development
Uldis K. Sipols.........  Vice President--Procurement                 1999

   Steven M. Rales has served as Chairman of the Board since January 1984. In addition, during the past five years he has been a principal in a number of private business entities with interests in manufacturing companies, media operations and publicly traded securities. He is also a director of Imo Industries, Inc.

   Mitchell P. Rales has served as a director of Danaher since January 1984. In addition, during the past five years he has been a principal in a number of private business entities with interests in manufacturing companies, media operations and publicly traded securities. He is also a director of Imo Industries, Inc.

   H. Lawrence Culp, Jr. was appointed President and Chief Executive Officer in May 2001. Previously, Mr. Culp had been appointed Chief Operating Officer of Danaher in 2000 and Executive Vice President in 1999. He has served in general management positions within Danaher for more than the past five years.

   Patrick W. Allender has served as Chief Financial Officer of Danaher since March 1987 and was appointed Executive Vice President in 1999.

   Philip W. Knisely was appointed Executive Vice President of Danaher in 2000. He had previously served Colfax Corporation (a diversified industrial manufacturing company) as President and Chief Executive Officer. Colfax Corporation is majority-owned by Steven and Mitchell Rales.

   Steven E. Simms was appointed Executive Vice President of Danaher in 1999. He joined Danaher in 1996 as Vice President and Group Executive, and had previously served Black & Decker, most recently as President--Worldwide Accessories Business.

   William J. Butler was appointed Vice President and Group Executive of Danaher in 1999. He has served in general management positions within Danaher for more than the past five years.

   Thomas S. Gross was appointed Vice President and Group Executive of Danaher in 1999. He had previously served Xycom Automation Inc. (a provider of automation hardware and software) as President, and prior to joining 6 Xycom in 1998, he served Allen-Bradley/Rockwell Automation (a provider of industrial control and automation products) in various management positions for more than five years.

   Daniel L. Comas was appointed Vice President-Corporate Development of Danaher in 1996. He has served Danaher in an executive capacity in the corporate development area for more than the past five years.

   W. Bruce Graham was appointed Vice President-Danaher Business Systems (DBS) in 2000. He previously served in general management positions within Danaher's Hand Tool Group for more than the past five years.

   James H. Ditkoff has served as Vice President-Finance and Tax of Danaher since January 1991.

   Dennis A. Longo was appointed Vice President-Human Resources of Danaher in 1997. He has served Danaher as a human resources executive for more than the past five years.

   Christopher C. McMahon was appointed Vice President-Controller of Danaher in 1999. He has served in financial management positions within Danaher for more than the past five years.

   Daniel A. Pryor was appointed Vice President-Strategic Development of Danaher in 2000. He has served in general management positions within Danaher for more than the past five years.

   Uldis K. Sipols was appointed Vice President-Procurement of Danaher in 1999. He had previously served AMP, Inc. (an electronic products manufacturer) as Vice President, Global Procurement, and before joining AMP in 1997 held various procurement management positions with Ford Motor Company for more than five years.

   Directors and executive officers of the Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated below each occupation set forth opposite each person refers to employment with Danaher. The business address of each such person is c/o Danaher, at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006-1813, and each such person is a citizen of the United States of America.

1. Directors of Purchaser

                          Present Principal Occupation and Five-Year Employment
 Name                                            History
 ----                     -----------------------------------------------------
 Patrick W. Allender..... Chief Financial Officer of Danaher since March 1987;
                          appointed Executive Vice President in 1999.

 James H. Ditkoff........ Vice President--Finance and Tax of Danaher since
                          January 1991.

 Christopher C. McMahon.. Vice President--Controller of Danaher since 1999; has served in financial management positions within Danaher for more than the past five years.

2. Executive Officers of the Purchaser

                                                                  Date Became
Name                                 Present Title             Executive Officer
----                                 -------------             -----------------
James Cavoretto.........  President                                  2001

Christopher C. McMahon..  Vice President and Secretary               2001

James L. Suel, III......  Vice President and Treasurer               2001

   James L. Cavoretto was appointed President of the Purchaser in May 2001. Mr. Cavoretto is Vice President, Worldwide Engineering and General Manager of Precision Measurement and Test of Fluke Corporation, and President of Fluke Electronics Corporation. Mr. Cavoretto has served as a vice president of Fluke Corporation since 1996, when he was appointed Vice President and General Manager of Fluke Corporation's Service Tools Division. In January 2001, he was appointed to his present position after serving as Vice President of Engineering and Product Line Management.

   Christopher C. McMahon was appointed Vice President and Secretary of the Purchaser in May 2001. Mr. McMahon was appointed Vice President- Controller of Danaher in 1999. He has served in financial management positions within Danaher for more than the past five years.

   James L. Suel, III was appointed Vice President and Treasurer of the Purchaser in May 2001. Mr. Suel is the Vice President and Chief Financial Officer of Fluke Corporation and of Fluke Electronics Corporation. He joined Fluke Corporation in April 2001. From May 1996 to April 2001, he was employed by Alpha Technologies, a privately held company engaged in the manufacture and sale of broadband communications equipment. Mr. Suel served as Alpha Technologies' Corporate Controller from 1996 until January 1997, and in December 1999 he was appointed Vice President and Chief Financial Officer.

   Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each stockholder of Lifschultz or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:



 Facsimile for Eligible          SunTrust Bank          By Overnight Courier or
      Institutions:                By Mail:                   By Hand:
      404-865-5371               SunTrust Bank             SunTrust Bank
                             Post Office Box 4625          Stock Transfer
  Confirm by Telephone:     Atlanta, Georgia 30302           Department
     1-800-568-3476                                      58 Edgewood Avenue
                                                           Room 225, Annex
                                                       Atlanta, Georgia 30303


   You may direct questions and requests for assistance to the Information Agent at its address and telephone numbers set forth below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials from the Information Agent as set forth below and they will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. King & Co., Inc.
                                77 Water Street
                            New York, New York 10005

                 Banks and Brokers Call Collect (212) 269-5550
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